Exhibit 99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. (Alexco) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2020.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
Chairman and Chief Executive Officer	Chief Financial Officer

March 11, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Keno Hill cash-generating unit (CGU) impairment assessment

As described in Notes 3, 5, and 10 to the consolidated financial statements, the Bermingham and Flame & Moth properties in the Keno Hill district, carried at $51.1 million, were determined to be commercially viable and technically feasible on August 5, 2020 and accordingly, an impairment assessment was required at that date. These assets do not generate cash flows that are independent from other assets; therefore, the recoverable amount of the CGU to which these assets belong was determined. The CGU is the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Management determined that the Keno Hill CGU included the assets and liabilities related to the Bellekeno, Bermingham, Flame & Moth, and Lucky Queen properties. The recoverable amount of the Keno Hill CGU was assessed as the higher of the value in use or fair value less costs of disposal (FVLCD). The recoverable amount was determined by management based on the FVLCD method using discounted future cash flows and was then compared to the carrying amount of the Keno Hill CGU at August 5, 2020. Management’s assessed FVLCD exceeded the carrying amount of the Keno Hill CGU and as a result, no impairment loss was recognized in the consolidated statement of loss and comprehensive loss. In arriving at the FVLCD, discounted cash flows were estimated using significant assumptions related to commodity prices, foreign currency exchange rates, mineral reserves and resources, the production profile, operating costs, capital costs and the discount rate. Management estimates the production profile, operating and capital costs and mineral reserves and resources based on information compiled and reviewed by management’s experts.

The principal considerations for our determination that performing procedures relating to the Keno Hill CGU impairment assessment is a critical audit matter are (i) the significant judgments by management when developing the FVLCD of the Keno Hill CGU; (ii) management’s experts compiled and reviewed information used to estimate the production profile, operating and capital costs and mineral reserves and resources; (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to commodity prices, foreign currency exchange rates, mineral reserves and resources, the production profile, operating costs, capital costs and the discount rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the FVLCD of the Keno Hill CGU. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management, such as commodity prices, foreign currency exchange rates, mineral reserves and resources, the production profile, operating costs, capital costs and the discount rate. Evaluating the reasonableness of management’s assumptions with respect to (i) operating and capital costs involved comparing these costs to the past performance of the Bellekeno property included in the Keno Hill CGU, (ii) the commodity prices and the foreign exchange rate were compared to external market and industry data, and these assumptions were also compared to evidence obtained in other areas of the audit, as applicable. The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the production profile, operating and capital costs and mineral reserves and resources. As a basis for using this work, the experts’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the experts, tests of the data used by the experts and an evaluation of the experts’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Valuations of the embedded derivative asset

As described in Notes 3, 5, 11 and 20 to the consolidated financial statements, on March 29, 2017 management amended the terms of the Wheaton Precious Metals (Wheaton) Silver Purchase Arrangement (SPA) to include a variable production payment resulting in an embedded derivative within this host contract that is recorded at its fair value at each reporting period. The Wheaton SPA was further amended on August 5, 2020 to update the variable production payment. On the date of the amendment, management valued the embedded derivative asset under the previously effective terms and again under the revised terms, net of the value of warrants issued in connection with the amendment of the Wheaton SPA on August 5, 2020, and the difference of $14.8 million was credited against the exploration and evaluation assets balance. The embedded derivative asset was revalued on December 31, 2020 at $13.1 million. The valuations of the embedded derivative asset during the year required management to make estimates and judgments. Management determined the fair values of the embedded derivative asset using a discounted future cash flow dynamic valuation model. The significant assumptions used by management to value the embedded derivative asset were the Company’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates the production profile and mineral reserves and resources based on information compiled and reviewed by management’s experts.

The principal considerations for our determination that performing procedures relating to the valuations of the embedded derivative asset is a critical audit matter are (i) the significant judgments by management to determine the fair values of this embedded derivative asset, which included significant assumptions related to the Company’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile; (ii) management’s experts compiled and reviewed information used to estimate the production profile and mineral reserves and resources; and (iii) a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of this embedded derivative asset. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative asset based on independent assumptions of the Company’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve and historical silver price volatility obtained from external market data, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate also involved (i) testing the completeness and accuracy of data provided by management, and (ii) evaluating management’s assumptions related to the production profile and mineral reserves and resources. The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the production profile and mineral reserves and resources. As a basis for using this work, the experts’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the experts, tests of the data used by the experts, and an evaluation of the experts’ findings.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2021

We have served as the Company's auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	Note	December 31 2020	December 31 2019
ASSETS

Current Assets
Cash and cash equivalents	7	$23,742	$6,841
Accounts and other receivables		1,883	6,534
Investments	8	-	405
Inventories	9	4,243	1,285
Prepaid expenses and other		1,114	652
		30,982	15,717
Non-Current Assets
Restricted cash and deposits		2,932	2,777
Promissory note receivable	6	1,250	-
Investments	8	4,241	924
Inventories	9	-	4,282
Mineral properties, plant and equipment	10	119,188	105,555
Embedded derivative asset	11	13,074	15,160
Other assets		-	938

Total Assets		$171,667	$145,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	12	$12,311	$5,143
Lease liabilities	13	2,855	406
Other current liabilities		220	1,167
		15,386	6,716
Non-Current Liabilities
Lease liabilities	13	4,407	1,040
Decommissioning and rehabilitation provision	14	6,542	6,202
Deferred income tax liabilities	19	-	4,725

Total Liabilities		26,335	18,683

Shareholders' Equity		145,332	126,670

Total Liabilities and Shareholders' Equity		$171,667	$145,353

Commitments	25
Subsequent Events	26

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except per share and share amounts)

		For the years ended December 31
	Note	2020	2019
Revenues
Reclamation management revenue		2,866	2,364
Cost of Sales
Reclamation management costs		3,300	2,564
Total Gross Loss		(434)	(200)

Expenses
General and administrative expenses	16	9,615	9,666
Mine site maintenance	17	9,511	2,062
Write-down of inventories	9	2,773	-
		21,899	11,728
Operating Loss		(22,333)	(11,928)

Other Income (Expenses)
Other expenses	8,18	(26)	(451)
Gain (loss) on embedded derivative asset	11	(21,728)	5,489
Loss Before Taxes		(44,087)	(6,890)

Income Tax Provision (Recovery)
Deferred	19	(5,517)	809
Net Loss from Continued Operations		(38,570)	(7,699)

Discontinued Operations
Income (loss) net of tax from discontinued operations	6	7,336	(1,216)
Net Loss		(31,234)	(8,915)

Other Comprehensive Income
Gain on FVTOCI investments, net of tax		2,020	547
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		-	(113)
Other Comprehensive Income		2,020	434
Total Comprehensive Loss		$(29,214)	$(8,481)

Basic and diluted loss per common share		$(0.24)	$(0.08)

Weighted average number of common shares outstanding		129,551,797	114,158,813

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	For the years ended December 31
	2020	2019
Cash flows used in operating activities
Net loss from continuing operations	$(38,570)	$(7,699)
Items not affecting cash from operations:
Reclamation management contract loss provision	122	43
Depreciation of plant and equipment and ROU assets	1,563	1,635
Amortization of intangible assets	3	8
Share-based compensation expense	3,739	4,075
Finance costs, foreign exchange and other	523	(70)
Embedded derivative asset loss (gain)	21,728	(5,489)
Unrealized (gain) loss on investments	(169)	3
Write-down of inventory	2,773	-
Deferred income tax (recovery) provision	(5,517)	809
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(2,720)	(441)
(Decrease) increase in inventories	(1,247)	18
(Increase) decrease in prepaid expenses and other assets	(1,278)	359
Decrease (increase) in deferred revenue	(90)	(54)
(Decrease) increase in accounts payable, lease and accrued liabilities	3,020	1,106
Cash used in operating activities from continuing operations	(16,120)	(5,697)
Cash (used in) from operating activities from discontinued operations	417	(1,522)
Cash used in operating activities	(15,703)	(7,219)
Cash flows (used in) from investing activities
Expenditures on mineral properties, plant and equipment	(16,974)	(6,647)
Increase in restricted cash	(216)	(12)
Proceeds from sale of discontinued operations	12,100	-
Investment in joint venture	-	-
Purchase of investments	(238)	(28)
Cash used in investing activities from continuing operations	(5,328)	(6,687)
Cash used in investing activities from discontinued operations	(40)	(1,440)
Cash used in investing activities	(5,368)	(8,127)
Cash flows from (used in) financing activities
Proceeds from issuance of shares	38,640	12,135
Issuance costs	(2,554)	(1,379)
Repayment of lease liabilities	(1,224)	(217)
Proceeds from exercise of warrants	-	2,687
Proceeds from exercise of stock options	2,813	767
Cash from financing activities from continuing operations	37,675	13,993
Cash used in financing activities from discontinued operations	(40)	(382)
Cash from financing activities	37,635	13,611

Increase (decrease) in Cash and Cash Equivalents	16,564	(1,735)
Change of Cash of Discontinued Operations	337	(3,344)
Cash and Cash Equivalents - Beginning of Year	6,841	8,576

Cash and Cash Equivalents - End of Year	$23,742	$6,841

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670
Net loss	-	-	-	-	-	(31,234)	-	(31,234)
Other comprehensive income	-	-	-	-	-	-	2,020	2,020
Share-based compensation expense recognized	-	-	-	4,172	-	-	-	4,172
Wheaton warrants	-	-	4,800	-	-	-	-	4,800
Equity Offering, net of issuance costs	15,656,675	36,090	-	-	-	-	-	36,090
Exercise of share options	2,217,499	4,254	-	(1,440)	-	-	-	2,814
Share options forfeited or expired	-	-	-	(1)	1	-	-	-
Release of RSU/DSU settlement shares	467,327	975	-	(975)	-	-	-	-
Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332

Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630
Net loss	-	-	-	-	-	(8,915)	-	(8,915)
Other comprehensive income	-	-	-	-	-	-	434	434
Share-based compensation expense recognized	-	-	-	4,470	-	-	-	4,470
Credit Facility fee - shares	171,480	211	-	-	-	-	-	211
Equity Offering, net of issuance costs	8,342,200	10,283	105	-	-	-	-	10,388
Exercise of share options	852,500	1,149	-	(384)	-	-	-	765
Exercise of warrants	1,315,266	3,726	(1,039)	-	-	-	-	2,687
Share options forfeited or expired	-	-	-	(442)	442	-	-	-
Release of RSU settlement shares	470,319	840	-	(840)	-	-	-	-
Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

On February 14, 2020 the Corporation completed the sale, through a share purchase agreement (the “AEG Sale Agreement”), of the Alexco Environmental Group (“AEG”). AEG (now doing business as Ensero Solutions, Inc.) was a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception. AEG provided consulting, remediation solutions, and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States (refer to Note 6).

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

COVID-19 Impacts

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets and restrictions on the conduct of business in many jurisdictions and the global movement of people. There is significant ongoing uncertainty surrounding COVID-19 and the extent of the impacts that it may have on the Corporation’s ability to develop and bring its properties into production. There is also uncertainty related to liquidity if the Corporation or its suppliers or customers are not able to maintain operations.

During the year, the Corporation has made efforts to safeguard the health of its employees and the communities within which we operate, while continuing to operate safely and maintaining essential business activity. To support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic, the Corporation suspended underground development of the Bermingham and Flame & Moth deposits at Keno Hill from March to July 2020. Development activities at these deposits have since resumed however in early November 2020, the Yukon Government reinstated mandatory isolation requirements for anyone entering the Yukon. This requirement has caused additional delays in capital development activity while new alternative isolation plans were developed and subsequently approved by the Yukon regulators and health officials. The extended time period to develop and implement the new self-isolation plan resulted in the Corporation focusing its reduced underground workforce and resources on the Bermingham deposit while temporarily idling the development at Flame & Moth, which subsequently resumed in early February. The Company notes that COVID-19 pandemic risk and its impact on development remains the foremost risk to schedule and scale-up activities at Keno Hill.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and were approved for issue by the Board of Directors on March 11, 2021.

These consolidated financial statements have been prepared under the historical cost method, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (“AKHM”), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), and Alexco Exploration Canada Corp. (“AECC”). All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

The following subsidiaries were consolidated up until February 14, 2020, when the sale of AEG was completed (Note 6), within these financial statements, and were wholly owned: Alexco Environmental Group Inc., Alexco Environmental Group Holdings Inc., Alexco Water and Environment Inc. and Contango Strategies Ltd. All significant inter-company transactions, balances, income and expenses were eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	Inventories

Inventories include ore in stockpiles on the surface and underground, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, materials and supplies, production-related overheads, depreciation of production-related plant and equipment and depletion of related mineral properties. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell. Materials and supplies are valued at the lower of weighted average cost, based on landed cost of purchase, and net realizable value, net of a provision for obsolescence where applicable.

Any write-downs of inventories to net realizable value are recorded within the statement of loss. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to cost to the extent that the related inventories have not been sold.

(d)	Mineral Properties, Plant and Equipment

Mineral properties

Mineral properties are recorded at cost on a property-by-property basis. The recorded cost of mineral properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable reserves where such costs are expected to provide a long-term economic benefit.

Depletion of mining properties is calculated on the units-of-production basis using estimated mine plan reserves, such reserves being those defined in the mine plan on which the applicable mining activity is based. The mine plan reserves for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Construction in progress

Construction in progress includes mineral properties, plant and equipment in the course of construction for the Corporation’s own use. Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment. The cost capitalized is determined by the purchase price or construction costs, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

Right of use (“ROU”) assets

ROU assets are initially recorded at cost, which comprises the initial amount of the lease liability and any initial direct costs incurred less any lease payments made at or before the initial recognition date. ROU assets are depreciated on a straight-line basis over the estimated useful life of the asset if the Corporation expects to take ownership of the asset at the end of the lease term, or over the lease term if the Corporation does not expect to take ownership of the asset at the end of the lease term. The lease term includes periods covered by an option to extend if the Corporation’s intention is to exercise that option. ROU assets are periodically reduced by impairment losses, if any, and adjusted for re-measurements of the lease obligation.

Exploration and evaluation properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

The Corporation has elected to follow a policy of applying the proceeds received from the silver streaming arrangement with Wheaton Precious Metals (“Wheaton”) explained further in Note 11 as a credit to the carrying value of the exploration and evaluation properties. Accordingly, the initial deposit has been applied as an offset against the mineral interest asset.

Exploration and evaluation assets are evaluated and may be classified as mineral properties upon achieving technical feasibility and determination of commercial viability. Upon reclassification, the assets are tested for impairment.

(e)	Impairment

The carrying amounts of mineral properties, plant and equipment and exploration and evaluation properties are reviewed and evaluated for indications of impairment. If any such indication exists, an estimate of the recoverable amount is undertaken. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or CGU in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(f)	Lease liabilities

The lease liability is measured at the present value of the expected lease payments over the lease term, discounted at the implicit rate in the lease; if the rate cannot be determined, the incremental borrowing rate of the asset or asset grouping is used. The lease liability is increased for the passage of time and payments on the lease are offset against the lease liability. The liability is subsequently re-measured when there is a change in the lease agreement, such as a change in future lease payments or if the Corporation decides to purchase, extend or terminate the lease option. When the lease liability is re-measured, an adjustment is applied to the carrying value of the ROU asset.

(g)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Decommissioning and rehabilitation provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with mineral properties, plant and equipment, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(h)	Revenue Recognition

Revenue from reclamation management through ERDC is recognized upon the transfer of promised services or goods based on the output appropriate to the particular service contract and when a customer has the ability to direct the use and obtain the benefits from the service or good. The Corporation identifies the performance obligations in the contract, and the obligations are measured by reference to the transaction price. The transaction price is established in the agreement as either a fixed price or rate per hour. If the contract has multiple performance obligations, the Corporation will assign the transaction price to the various performance obligations.

(i)	Share-Based Compensation

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to both restricted share units and deferred share units, the grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest.

(j)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors above the share price for each unit. This is subsequently recognized in the results of operations in the period the eligible exploration expenditures are incurred.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(k)	Warrants

The Corporation issues common share purchase warrants which are recorded based on the estimated fair value at the issue date. Fair value is measured using the Black-Scholes option pricing model.

(l)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(m)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The functional currency of all entities in the Corporation group is the Canadian dollar, which is also the Corporation’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss for the year.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss.

(n)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(o)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Corporation classifies the financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification

The Corporation determines the classification of financial instruments at initial recognition.

Financial assets

a)	Debt - The classification of debt instruments is driven by the Corporation’s business model for managing the financial assets and the relevant contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest.

b)	Equity - On the day of acquisition the Corporation makes an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Investments in common shares are held for long term strategic purposes and not for trading. Our equity investments are designated as FVTOCI in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income.

Financial liabilities

Financial liabilities are measured at amortized cost; unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Corporation has opted to measure at FVTPL.

(ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of loss in the period in which they occur. Where the Corporation has opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in Other Comprehensive Income (“OCI”).

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently amortized and adjusted by any impairment.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Derivative financial instruments

Derivatives are classified as FVTPL.

Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to the host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract.

(iii)	Impairment of financial assets

Impairment of financial assets at amortized cost

The Corporation recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

The Corporation is applying the simplified method for trade receivables and is calculating expected credit losses at an amount equal to the lifetime expected credit loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition

Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within other income (expenses). Gains or losses on equity financial assets designated as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments

The fair values of quoted investments in an active market are based on current prices. If there is no active market with a quoted price for a financial asset, the Corporation establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(p)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from the lowest level significant inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

(q)	Discontinued Operations

Discontinued operations comprise a disposal group, which includes a group of assets and liabilities to be disposed of in a single transaction. A disposal group is measured at the lower of its carrying amount and its fair value less costs to sell. The Corporation will measure all assets and liabilities in the disposal group in accordance with applicable standards.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	NEW ACCOUNTING STANDARDS

Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss. The effective date of the amendment is for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendment must be applied retrospectively, but only to items of mineral properties, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.

The Corporation is considering the impact of this amendment as the Corporation expects in future periods to receive proceeds from the sale of concentrate, prior to its mineral properties, plant and equipment being ready for its intended use.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

Leases

The Corporation adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019 using the modified retrospective approach. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a ROU asset and a lease obligation at the lease commencement date. On initial adoption, the Corporation recorded ROU assets of $1,883,000 within property, plant and equipment, measured at an amount equal to the lease liability.

5.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements.

The most significant judgments in the application of policy in preparing the Corporation’s financial statements are described as follows:

•	Determination of technical feasibility and commercial viability of the Bermingham and Flame & Moth properties

Management’s judgement is required in applying the Corporation’s accounting policy for exploration and evaluation properties to determine when the technical feasibility and commercial viability of each property is demonstrable. Management considered the completed pre-feasibility study (“PFS”), receipt of all necessary permits, the finalized Wheaton Precious Metals (“Wheaton”) stream amendment, and the completed development financing and concluded that the technical feasibility and commercial viability of the Flame & Moth and Bermingham properties had been confirmed as at August 5, 2020.

•	Impairment and impairment reversals of mineral properties, plant and equipment

The Corporation reviews and evaluates the carrying value of each of its mineral properties, plant and equipment for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its mineral properties, plant and equipment.

On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable and accordingly, an impairment assessment was required at that date (Note 10). At December 31, 2020, Management assessed potential indicators of impairment and impairment reversals on the Corporation’s mineral properties, plant and equipment and has concluded that no other impairment or impairment reversal indicators exist as of December 31, 2020.

•	Mineral properties - silver stream arrangement

Upon entering into a long-term streaming arrangement linked to production at Keno Hill, Management’s judgment was required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We considered the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases. Management concluded that the initial deposit and value associated with the subsequent amendments should be applied against the carrying value of the mineral interest.

•	Discontinued operation - AEG

Management’s judgment was applied in assessing whether the sale of Alexco’s subsidiary environmental business, AEG, met the criteria to be treated as a discontinued operation. Considerations included: whether there were separately identifiable operations from the remaining operations of the Corporation, and whether there were distinguishable cash. Management also noted, aside from reclamation management services provided by ERDC, that there are no remaining environmental consulting services performed by Alexco and that the subsidiary environmental business reported their separate financial results and cash flows to management and the board of directors and the chief operating decision maker of the Corporation. Management concluded that the subsidiary environmental business was a component that represents a separate major line of business and has accordingly applied the presentation for a discontinued operation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The following discusses the accounting estimates that the Company has made in the preparation of the financial statements that could result in a material adjustment in the next twelve months on the carrying amounts of assets and liabilities:

●	Keno Hill cash generating unit (“CGU”) impairment assessment

On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable and accordingly, an impairment assessment was required at that date (Note 10). As these assets do not generate cash flows that are independent from other assets at Keno Hill, the recoverable amount of the CGU to which these assets belong is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets.

Management determined that the Keno Hill CGU included the assets and liabilities related to the Bellekeno, Flame & Moth, Bermingham and Lucky Queen properties, which are in the current mine plan at Keno Hill.

The recoverable amount was determined by management based on the fair value less costs of disposal (“FVLCD”) method using discounted future cash flows. In arriving at FVLCD, discounted cash flows were estimated using significant assumptions related to commodity prices, foreign currency exchange rates, mineral reserves and resources, production profile, operating costs, capital costs and discount rate. Management estimates production profile, operating and capital costs and mineral reserves and resources based on information compiled and reviewed by management’s experts.

Management’s assessed FVLCD exceeded the carrying amount of the Keno Hill CGU and as a result, no impairment loss was recognized in the consolidated statement of loss and comprehensive loss.

•	Mineral reserves and resources

The determination of the Corporation’s estimated mineral reserves and resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral reserve and resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its mineral properties, plant and equipment, embedded derivative and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Decommissioning and rehabilitation provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. There is estimation uncertainty in determining such reclamation and closure activities and measures required and potentially required.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 11 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the silver stream arrangement.

•	Valuation of inventories

The measurement of inventories including the determination of their net realizable value, especially as it relates to ore in stockpiles involves the use of estimates. Management makes estimates of forecast sales price, foreign exchange rates, recovery rates, grade, assumed contained metal in stockpiles and concentrate inventories and production and selling costs. The determination of these estimates requires significant assumptions that may impact the stated value of our inventories (Note 9).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	DISPOSITION OF SUBSIDIARY BUSINESS, AEG

On February 14, 2020 the Corporation completed the sale of AEG through the AEG Sale Agreement to AEG’s executive management. AEG had been a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception. As a result, ERDC is the sole subsidiary entity performing environmental management services and is specifically and contractually retained by the Federal Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure and reclamation of the former United Keno Hill Mines (“UKHM”) mineral properties. ERDC and AEG are separately identifiable entities that have their own operations and cash flows that allow them to be distinguished from each other. Upon entering the AEG Sale Agreement, the Corporation considered AEG to be a disposal group held-for-sale and a discontinued operation. The Corporation recorded a gain on disposal of $8,030,000. Under the terms of the AEG Sale Agreement, AEG’s executive management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. On February 14, 2020 Alexco received $12,100,000 in cash, with the balance of $1,250,000 receivable pursuant to a non-interest bearing promissory note that matures on February 14, 2021. The maturity date was subsequently amended on January 18, 2021 and the receivable now matures on June 30, 2022, bearing interest of 5% for the duration of this period.

The net income (loss) reported in discontinued operations for the years ended December 31, 2020 and 2019 is presented as follows:

	2020	2019
Environmental services revenue	$2,020	$26,842
Environmental services costs	(1,237)	(20,566)
General and administrative and other expenses	(1,263)	(7,481)
Deferred tax expense attributed to discontinued operations	(214)	(11)
Gain on sale of discontinued operations	8,030	-
Income (loss) after tax from discontinued operations	$7,336	$(1,216)
Basic and diluted income (loss) per common share from discontinued operations	$0.06	$(0.01)

7.	CASH AND CASH EQUIVALENTS

	December 31 2020	December 31 2019
Cash	$23,210	$6,313
Short-term bank deposits	532	528
	$23,742	$6,841

8.	INVESTMENTS

	December 31 2020	December 31 2019
Common shares held	$4,241	$1,289
Warrants held	-	40

Total investments	4,241	1,329
Less: current investments	-	405

Non-current investments	$4,241	$924

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2020, the Corporation held 14,917,466 common shares of Banyan Gold Corp. (“Banyan”), a publicly traded company on the TSX Venture Exchange (December 31, 2019 – 11,136,644).

During the year ended December 31, 2020, the Corporation recorded a pre-tax gain (loss) on investments on warrants of $169,000 (2019 – $(3,000)) which were primarily attributed to the Banyan warrants. The Corporation also recorded in other comprehensive income a realized pre-tax gain on the sale of Golden Predator shares in the amount of $68,000 (2019 - $nil) and a fair value gain adjustment on common shares held primarily in Banyan, net of tax of $1,924,000 (2019 – $547,000).

9.	INVENTORIES

	December 31 2020	December 31 2019
Ore in stockpiles	$2,317	$4,647
Concentrate	231	-
Materials and supplies	1,695	920

Total inventories	4,243	5,567
Less: current inventories	4,243	1,285

Non-current inventories	$-	$4,282

During the year ended December 31, 2020, the Corporation recognized a write-down of non-current ore in stockpiles relating to previously recognized ore at Bellekeno totalling $2,773,000 (2019 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets(ii)	Total
December 31, 2019	$100,073	$42,364	$1,883	$79,893	$224,213
Additions	17,488	6,341	8,272	737	32,838
Disposals	-	(235)	-	-	(235)
Disposal of AEG	-	(2,639)	(276)	-	(2,915)
Amendment to Wheaton Silver Purchase Agreement	-	-	-	(14,835)	(14,835)
Change of estimate in decommission provision	159	147	-	-	306
Transfers from exploration and evaluation assets to mineral properties(ii)	51,127	-	-	(51,127)	-

December 31, 2020	$168,847	$45,978	$9,879	$14,668	$239,372

Accumulated Depreciation

December 31, 2019	$90,459	$27,666	$533	$-	$118,658
Depreciation and depletion	397	1,786	884	-	3,067
Disposals	-	(117)	-	-	(117)
Disposal of AEG	-	(1,374)	(50)	-	(1,424)

December 31, 2020	$90,856	$27,961	$1,367	$-	$120,184

Net Book Value

December 31, 2019	$9,614	$14,698	$1,350	$79,893	$105,555

December 31, 2020	$77,991	$18,017	$8,512	$14,668	$119,188

(i)	The total cost of plant and equipment as at December 31, 2020 includes construction in progress of approximately $3,543,000.

(ii)	On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable, and thus transitioned from exploration and evaluation assets under IFRS 6 to mineral properties under IAS 16.

During the year ended December 31, 2020, the Corporation recorded total depreciation and depletion of mineral properties, plant and equipment of $3,067,000 (2019 – $1,972,000).

Depreciation of $1,708,000 (2019 – $1,647,000) has been recorded to the statements of loss and comprehensive loss, of which $74,000 (2019 – $79,000) was recorded in environmental services cost of sales and $1,634,000 (2019 – $1,568,000) was recorded to general expenses and mine site care and maintenance.

Depreciation of $923,000 (2019 – $325,000) was related to plant and equipment and right of use assets used in exploration and development activities and has been capitalized to mineral properties, plant and equipment. Depreciation of $39,000 (2019 - $nil) was allocated to ore in stockpile inventories.

Depletion of mineral properties of $397,000 (2019 - $nil) was allocated to ore in stockpile inventories.

(a)	Keno Hill District Underlying Agreements

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, consist of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of UKHM in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Other Subsidiary Agreement terms unchanged by the amended and restated Subsidiary Agreement (“ARSA”) include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2020 a total of $40,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

As part of the ARSA, in 2006 the Corporation contributed $10,000,000 to a Trust which can be drawn upon to reimburse the Corporation for work performed under the ARSA, subject to approvals according to the contractual terms.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Government’s election should ERDC be declared in default under the ARSA. As at December 31, 2020, ERDC is in good standing under the terms and conditions of ARSA.

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

Option Agreement for McQuesten Property

Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement with Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($2,973,000 incurred to December 31, 2020), issue 1,600,000 shares (1,600,000 shares issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at December 31, 2020, Banyan has satisfied the first stage of the option agreement, earning 51% of the McQuesten property.

(b)	Mining Operations at Keno Hill

On June 24, 2020 the Corporation announced that it received a draft amended and renewed water use licence for the Keno Hill District from the Yukon Water Board, that it entered into a non-binding term sheet to beneficially amend its silver purchase streaming agreement with Wheaton Precious Metals Corp., and also an equity financing to underwrite capital development costs to move Keno Hill to production.

On August 5, 2020, upon receipt of the final amended and renewed water use licence, amendment of the silver purchase streaming agreement, and closing of the necessary financing, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable, and thus transitioned from exploration and evaluation assets under IFRS 6 to mineral properties, plant and equipment under IAS 16.

At the time of the transition, an impairment assessment was completed as required by IFRS 6. As these assets do not generate cash flows that are independent from other assets, the recoverable amount is based on their cash-generating unit; an asset's cash generating unit is the smallest group of assets that includes the asset and generates cash inflows largely independent of the cash inflows from other assets or groups of assets. Identification of an asset's cash-generating unit involves judgement. If recoverable amount cannot be determined for an individual asset, an entity identifies the lowest aggregation of assets that generate largely independent cash inflows. Management estimated and used judgement in the determination of key assumptions related to commodity prices, foreign currency exchange rates, mineral reserves and resources, production profile, operating costs, capital costs and discount rate. Key assumptions used in determining the recoverable amount were silver prices ranging from USD $17.33 to USD $18.76 per ounce and a discount rate of 8%. In isolation, a 5% decrease in silver prices would result in a reduction of the recoverable amount of approximately $12,909,000 and an increase of 1% in the discount rate would result in a reduction of the recoverable amount of approximately $6,111,000. Management determined that the Keno Hill CGU included the assets and liabilities related to the Bellekeno, Flame & Moth, Bermingham and Lucky Queen properties, which are in the current mine plan and will be processed through the Keno Hill District Mill.

Management’s assessed FVLCD exceeded the carrying amount of the Keno Hill CGU and as a result, no impairment loss was recognized in the consolidated statement of loss and comprehensive loss.

On November 24, 2020, the Corporation announced commissioning of the Keno Hill District Mill, resulting in production of silver, lead and zinc concentrate from mining operations at Keno Hill. The Keno Hill District Mill, Bermingham and Flame & Moth properties remain in development as at December 31, 2020. During the year ended December 31, 2020, there were no concentrate sales.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	EMBEDDED DERIVATIVE ASSET

	December 31 2020	December 31 2019
Embedded derivative asset – Beginning of period	$15,160	$9,671
Fair value adjustment	(21,728)	5,489
Amendment to Wheaton Silver Purchase Agreement	19,642	-

Embedded derivative asset – End of period	13,074	15,160

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014, and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver sold by the Corporation from its Keno Hill District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered (the “Original Production Payment”). After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

Subsequently on March 29, 2017 and August 5, 2020, the Corporation and Wheaton amended the SPA (the “Amended SPA”), which ultimately culminated in Wheaton continuing to receive 25% of the life of mine payable silver from the Keno Hill Silver District and the Original Production Payment replaced with a new production payment to the Corporation to be based on a new payment formula (the “Amended Production Payment”) as outlined below:

•	During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production (the “Initial Period”), the Amended Production Payment from Wheaton to the Corporation will be adjusted on a curve. The Amended Production Payment formula during the Initial Period is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above); and

•	Following the Initial Period, the Amended Production Payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

Additional terms of the amendments include a date for completion of the 400 tonne per day mine and mill completion test to December 31, 2021. If the completion test is not satisfied by December 31, 2021, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2021. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the March 29, 2017 amendment, on April 10, 2017 the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. This amendment introduced the variable production payment to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative asset within the Amended SPA. The embedded derivative asset was initially recorded at fair value, which was consistent with the value of the consideration paid to Wheaton and subsequently revalued at each period end.

On August 5, 2020 the Corporation issued 2,000,000 common share purchase warrants (the “Wheaton Warrants”) to Wheaton, which partially compensated for amending the terms of the SPA. Each Wheaton Warrant entitles Wheaton to purchase one common share of the Corporation at an exercise price of $3.50, expiring August 5, 2025, with a fair value of $4,806,000 (US$3,624,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Management has concluded that the Amended SPA on August 5, 2020 was additional consideration received from Wheaton in order to preserve the long-term commercial viability of Keno Hill District properties and realize their 25% interest. On the date of the amendment, management valued the embedded derivative asset under the previously effective terms and again under the revised terms, and the gain to the Corporation, net of the warrants issued, of $14,835,000 was credited against the exploration and evaluation assets balance.

During the year ended December 31, 2020, the change in fair value of the embedded derivative asset related to the Wheaton Silver Purchase Agreement resulted in a fair value adjustment of $(21,728,000) (2019 – $5,489,000). The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the Amended Production Payment under the Amended SPA which varies depending on the silver pricing curve. The model currently relies upon inputs from the current mine plan, and considers payable ounces delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile..

Based on assumptions used in the dynamic valuation model, the value of the derivative asset as at December 31, 2020 is $13,074,000. If, for example, silver prices were to decline from the current spot and forward prices as at December 31, 2020 to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $39,945,000. Similarly, if the silver price was to increase to US$30 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $10,352,000. The impacts of these changes in the embedded derivative asset value on the balance sheet are recorded through other income (expenses) on the consolidated statements of loss and comprehensive loss. The inputs that have had the greatest influence on the dynamic valuation model to date include the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31 2020	December 31 2019
Trade payables	$7,666	$2,450
Accrued liabilities and other	4,645	2,693
	$12,311	$5,143

13.	LEASE LIABILITIES

As at December 31, 2020, the Corporation had $7,262,000 of lease liabilities primarily for mining equipment leases for heavy machinery and equipment related to development operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at December 31, 2020 is 7.48%.

	December 31 2020	December 31 2019
Lease liabilities – Beginning of period	$1,446	$1,883
Additions	7,081	-
Cash flows – Principal payments	(1,246)	(599)
Non-cash changes – Accretion	292	162
Disposals	(311)	-

Lease liabilities – End of period	7,262	1,446

Less: current lease liabilities	2,855	406

Non-current lease liabilities	$4,407	$1,040

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Undiscounted lease payments

As at December 31, 2020, the Corporation’s undiscounted lease payments consisted of the following:

December 31 2020
2021	$3,298
2022	2,692
2023	1,360
2024	717

$8,067

14.	DECOMMISSIONING AND REHABILITATION PROVISION

	December 31 2020	December 31 2019
Decommissioning and rehabilitation provision – Beginning of period	$6,202	$5,286

Increase due to re-estimation	305	853
Accretion expense, included in finance costs	35	63

Decommissioning and rehabilitation provision – End of period	$6,542	$6,202

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include plant dismantling, water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $7,322,000 (December 31, 2019 – $7,464,000), with the expenditures expected to be incurred substantially over the course of the next 19 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2020, the Corporation has used a risk-free discount rate of 1.02% (December 31, 2019 – 1.65%) and an inflation rate of 2.0% (December 31, 2019 – 2.0%) resulting in a discounted amount of $6,542,000 (December 31, 2019 – $6,138,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the year ended December 31, 2020:

1.	On March 27, 2020, the Corporation completed a public offering and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948. The Corporation incurred share issuance costs of $898,000.
2.	On July 7, 2020, the Corporation completed a public offering and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30,013,620. The Corporation incurred share issuance costs of $1,650,000.
3.	442,327 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
4.	25,000 common shares were issued from treasury on the vesting of deferred share units (“DSUs”).
5.	2,217,499 options were exercised for proceeds of $2,813,000.

In consideration of the August 5, 2020 amendment to the Wheaton silver purchase agreement, the Corporation issued 2,000,000 common share purchase warrants to Wheaton, whereby each warrant entitles Wheaton to purchase one common share of the Corporation at an exercise price of $3.50, expiring August 5, 2025, with a fair value of $4,806,000. The fair value of the warrants were estimated using the Black-Scholes warrant pricing model, assuming an average risk-free rate of 0.30% per annum, an expected life of warrants of 5 years, an expected volatility of 68% based on historical volatility, an expected forfeiture rate of 0% and no expected dividends. As at December 31, 2020, nil common share purchase warrants have been exercised.

Equity Incentive Plans

At the Corporations annual general meeting held June 6, 2019, the shareholders approved three new equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”), under which the aggregate number of common shares:

i.	On the Option Plan the maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	On the RSU Plan the maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	On the DSU Plan the maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at December 31, 2020, a total of 10,245,934 stock options, 566,340 RSUs and 528,000 DSUs were outstanding under the Equity Incentive Plans and a total of 3,503,282 stock options, 3,558,422 RSUs and 1,572,000 DSUs remain available for future granting.

Incentive Stock Options

Generally stock options under the New Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount
Balance – December 31, 2019	$1.81	10,465,233	$8,151

Stock options granted	$3.07	2,003,200	-
Share-based compensation expense	-	-	3,361
Options exercised	$1.28	(2,217,499)	(1,440)
Options forfeited or expired	$0.60	(5,000)	(1)

Balance – December 31, 2020	$2.17	10,245,934	$10,071

Balance – December 31, 2018	$1.66	7,738,833	$5,469

Stock options granted	$1.93	4,053,900	-
Share-based compensation expense	-	-	3,507
Options exercised	$0.90	(852,500)	(383)
Options forfeited or expired	$1.94	(475,000)	(442)

Balance – December 31, 2019	$1.81	10,465,233	$8,151

During the year ended December 31, 2020, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming an average risk-free rate of 0.32% to 0.41% (2019 – 1.65% to 1.86%) per annum, an expected life of options of 4 years (2019 – 4 years), an expected volatility of 66% to 68% based on historical volatility (2019 – 71%), an expected forfeiture rate of 0.50% (2019 – 2%) and no expected dividends (2019 – nil).

Incentive share options outstanding and exercisable at December 31, 2020 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price
$0.84	520,000	0.12	$0.84	520,000	$0.84
$1.27	1,488,750	3.01	$1.27	1,488,750	$1.27
$1.27	325,000	1.01	$1.27	-	$1.27
$1.73	400,000	0.44	$1.73	400,000	$1.73
$1.75	40,000	1.63	$1.75	40,000	$1.75
$1.76	50,000	3.24	$1.76	50,000	$1.76
$1.78	150,000	0.49	$1.78	150,000	$1.78
$1.93	60,000	2.36	$1.93	60,000	$1.93
$2.07	1,512,000	2.08	$2.07	1,512,000	$2.07
$2.07	587,000	3.08	$2.07	-	$2.07
$2.12	194,500	4.29	$2.12	64,833	$2.12
$2.32	1,209,000	1.09	$2.32	1,209,000	$2.32
$2.61	1,959,984	3.96	$2.61	1,306,656	$2.61
$3.19	1,699,700	4.96	$3.19	566,567	$3.19
$3.86	50,000	4.69	$3.86	16,667	$3.86

	10,245,934	2.77	$2.17	7,384,473	$2.02

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2020 was $3.38 (2019 - $2.51).

During the year ended December 31, 2020, the Corporation recorded total share-based compensation expense of $2,490,000 (2019 – $2,776,000), which related to incentive share options, of which $430,000 (2019 – $395,000) was recorded to mineral properties and $2,060,000 (2019 – $2,381,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount
Balance – December 31, 2019	663,670	$494

RSUs granted	345,000	-
Share-based compensation expense recognized	-	810
RSUs vested	(442,330)	(910)

Balance – December 31, 2020	566,340	$394

Balance – December 31, 2018	273,989	$371

RSUs granted	860,000	-
Share-based compensation expense recognized	-	963
RSUs vested	(470,319)	(840)

Balance – December 31, 2019	663,670	$494

During the year ended December 31, 2020 the Corporation granted a total of 345,000 RSUs (2019 – 860,000) with a total grant-date fair value determined to be $1,100,000 (2019 - $1,407,000).

Included in general and administrative expenses for the year ended December 31, 2020 is share-based compensation expense of $810,000 (2019 – $963,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2020 was $3.00 (2019 - $1.63).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

The changes in DSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount
Balance – December 31, 2019	-	$-

DSUs granted	273,000	-
Share-based compensation expense recognized	-	870
DSUs vested	(273,000)	(870)

Balance – December 31, 2020	-	$-

During the year ended December 31, 2020 the Corporation granted a total of 273,000 DSUs (2019 – 280,000) with a total grant-date fair value determined to be $870,000 (2019 - $731,000). Included in general and administrative expenses for the year ended December 31, 2020 is share-based compensation expense of $870,000 (2019 – $731,000) related to DSU awards.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the years ending December 31, 2020 and 2019 as follows:

Corporate	2020	2019
Depreciation of plant and equipment and ROU assets	$286	$299
Amortization of intangible assets	3	10
Business development and investor relations	396	381
Office and administration	739	583
Professional and advisory	1,126	781
Regulatory	252	205
Salaries and contractors	3,418	3,176
Share-based compensation	3,314	3,977
Travel	81	254

	$9,615	$9,666

Discontinued Operations(i)	2020	2019
AEG	$1,263	$7,481
	$1,263	$7,481

(i) The environmental services business, AEG, was sold on February 14, 2020. These expenses are reflected under discontinued operations and are no longer being incurred by the Corporation subsequent to February 14, 2020 (see Note 6).

17.	MINE SITE MAINTENANCE

The Corporation recorded mine site maintenance expenses for the years ended December 31, 2020 and 2019 as follows:

	2020	2019
Depreciation of plant and equipment and ROU assets	$1,430	$1,244
Salaries and contractors	4,013	288
Professional fees	519	-
Materials and equipment	1,700	143
Share-based compensation	148	-
Other expenses	1,701	387

	$9,511	$2,062

(i) Mine site maintenance expenditures were directly related to rehabilitation and dewatering work at the Bellekeno mine and refurbishment work at Keno Hill.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	OTHER INCOME AND EXPENSES

The Corporation recorded other income and expenses for the years ended December 31, 2020 and 2019 as follows:

	2020	2019
Credit facility fee – warrants	$-	$(389)
Interest on lease liabilities	(100)	(162)
Gain (loss) on investments	168	(3)
Interest income	209	164
Foreign exchange gain (loss)	20	(36)
Other income (expenses)	(323)	(25)

	$(26)	$(451)

19.	INCOME TAX EXPENSE

The major components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2020	2019

Accounting loss before tax from continued operations	$(44,087)	$(6,890)
Profit (loss) before tax from discontinued operations	7,550	(1,216)
Consolidated net loss before tax	36,537	(8,106)

Federal and provincial income tax rate of 27% (2019 – 27%)	(9,864)	(2,186)

Non-deductible permanent differences	664	977
Differences in foreign exchange rates	-	41
Effect of difference in tax rates	6	-
Change in deferred tax asset not recognized	5,271	1,568
Flow-through share renunciation	321	442
Non-taxable accounting gain on sale of subsidiaries	(1,832)	-
Deferred tax expense on discontinued operations	(214)	(11)
Change in estimate	191	(43)
Other	(60)	21
	(5,517)	809

Income tax provision	$(5,517)	$809

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventories	Plant and Equipment	Other	Total
December 31, 2018	$(7,919)	$(113)	$(2,062)	$(6,284)	$(16,378)
(Charged) credit to the income statement	(2,117)	-	(32)	(1,726)	(3,875)
Charged to OCI	-	-	-	(2)	(2)

December 31, 2019	$(10,036)	$(113)	$(2,094)	$(8,012)	$(20,255)
(Charged) credited to the income statement	1,212	(114)	(83)	789	1,804
Charged to OCI	-	-	-	(379)	(379)

December 31, 2020	$(8,824)	$(227)	$(2,177)	$(7,602)	$(18,830)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Plant and Equipment	Decommissioning and Rehabilitation Provision	Other	Total
December 31, 2018	$4,471	$7,265	$72	$1,427	$49	$13,284
Credited (charged) to the income statement	697	1,298	(20)	247	28	2,250

December 31, 2019	$5,168	$8,563	$52	$1,674	$77	$15,534
Credited (charged) to the income statement	(1,078)	4,150	(10)	33	201	3,296

December 31, 2020	$4,090	$12,713	$42	$1,707	$278	$18,830

Net deferred tax liabilities

December 31, 2019						$(4,725)
Charged to the income statement						5,104
Charged to OCI						(379)
December 31, 2020						$-

(b)	As at December 31, 2020, the Corporation has unrecognized potential tax assets, noted below, that are available to offset future taxable income. The Corporation has not recognized the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$52,661
Mineral property interest	11,636
Other	8,656
$72,953

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	As at December 31, 2020, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

Total
2033	$1,406
2034	5,618
2035	6,685
2036	6,595
2037	6,568
2038	5,950
2039	6,925
2040	12,914
$52,661

20.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2020	December 31 2019
Fair value through profit or loss:
Warrants	Level 2	$-	$40
Embedded derivative asset	Level 3	$13,074	$15,160

Fair value through other comprehensive loss:
Investment in marketable securities	Level 1	$4,241	$1,289
		$17,315	$16,489

During the year ended December 31, 2020, the fair value of the embedded derivative asset related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $(21,728,000) (2019 – $5,489,000). The model currently relies upon inputs from the current mine plan, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations occur in Canada. With development recommencing at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk increases as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in thousands of US dollars:

	December 31 2020	December 31 2019
Cash and cash equivalents	$14	$588
Accounts and other receivable	2	1,282
Accounts payable and accrued liabilities	(338)	(925)
Net exposure	$(322)	$945

Based on the above net exposure at December 31, 2020, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $32,200 decrease or increase respectively in both net and comprehensive loss (2019 – $94,500). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2020	December 31 2019
Trade receivables
Currently due	$489	$5,229
Past due by 90 days or less, not impaired	204	1,082
Past due by greater than 90 days, not impaired	74	61
	767	6,372

Cash	23,210	6,313
Demand deposits	532	528
Term deposits	2,932	2,777
Promissory note receivable	1,250	-

Total exposure	$28,691	$15,990

All of the Corporation’s cash and cash equivalents as at December 31, 2020 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, its promissory note receivable, and its investment in marketable securities.

The Corporation’s accounts and other receivables as at December 31, 2020 total $1,883,000, and primarily relates to a receivable from a government agency. The Corporation is exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. Because of factors including that its customers have been considered a low default risk to date, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2020.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s promissory note receivable as at December 31, 2020 totals $1,250,000 and relates to the sale of AEG. The Corporation is exposed to credit losses due to the non-performance of its counterparties and considering its promissory note is with one party, concentrating the risk, it does consider this to be a material risk. Furthermore, the maturity date of the promissory note receivable was originally February 14, 2020. The maturity date was subsequently amended on January 18, 2021 and the receivable now matures on June 30, 2022, bearing interest of 5% for the duration of this period. This deferral was negotiated and approved by both parties on January 14, 2021. The Corporation considered the expected lifetime credit losses associated with the deferral, and considering the continued business relationship with Ensero Solutions, Inc (formerly AEG), concluded that although it increased, it was nominal as at December 31, 2020.

Commodity Risk

The Corporation is subject to commodity price risk from fluctuations in the market prices for silver, lead and zinc. Commodity price risks are affected by many factors that are outside the Corporation’s control including the supply of and demand for metals, inflation, global consumption patterns and political and economic conditions. The financial instrument impacted by commodity prices for the Corporation is the embedded derivative asset. The fair value of the embedded derivative asset is highly correlated to the market price of these metals. The Corporation is exposed to commodity risk at the balance sheet date through the fair value adjustments of its embedded derivative asset:

	December 31 2020	December 31 2019
Embedded derivative asset	$13,074	$15,160
Total exposure	$13,074	$15,160

Based on the above exposure, the fair value of the embedded derivative asset with a 10% change in the prevailing commodity prices as at December 31, 2020, with all other variables constant, would result in an approximately $1,307,000 decrease or increase respectively in both net and comprehensive loss (2019 – $1,516,000). The Corporation has not employed any commodity hedging programs during the current period.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 21. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2020	December 31 2019
Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$12,311	$5,143
In later than 90 days, not later than one year	-	-
Total exposure	$12,311	$5,143

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	CAPITAL MANAGEMENT

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2020 remains fundamentally unchanged from the year ended December 31, 2019.

22.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information with respect to the year ended December 31, 2020 and 2019 is summarized as follows:

	2020	2019
Operating Cash Flows Arising from Interest and Taxes
Interest received	$79	$140

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$430	$395
Capitalization of depreciation to mineral properties, plant and equipment	$923	$325
Capitalization of re-estimation of decommissioning and rehabilitation provision	$305	$853
Share issuance costs (non-cash)	$-	$104
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$(4,375)	$505

23.	SEGMENTED INFORMATION

The Corporation had two operating segments during the years ended December 31, 2020 and 2019, which include mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and environmental services carried out through ERDC and AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. AEG was sold on February 14, 2020 (see Note 6). The Corporation will continue to operate a reclamation management segment of the business focused on the clean-up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the years ended December 31, 2020 and 2019 is summarized as follows:

As at and for the year ended December 31, 2020	Reclamation Management	Mining	Corporate and Other	Total
Segment revenues
External customers
Canadian	$2,866	$-	$-	$2,866
Total revenues as reported	2,866	-	-	2,866

Cost of sales	3,300	-	-	3,300
Depreciation and amortization	-	1,430	289	1,719
Share-based compensation	-	148	3,314	3,462
Other G&A expenses	-	103	6,008	6,111
Mine site maintenance	-	7,933	-	7,933
Foreign exchange gain	-	(6)	(14)	(20)
Gain on investments	-	-	(168)	(168)
Loss on embedded derivative asset	-	21,728	-	21,728
Write-down of inventories	-	2,773	-	2,773
Other (income) loss	-	152	(37)	115

Segment income loss before taxes(i)	$(434)	$(34,261)	$(9,392)	$(44,087)

Total assets	$948	$138,421	$32,298	$171,667
Total liabilities	$219	$22,050	$4,066	$26,335

As at and for the year ended December 31, 2019	Reclamation Management	Mining	Corporate and Other	Total
Segment revenues
External customers
Canadian	$2,364	$-	$-	$2,364
Total revenues as reported	2,364	-	-	2,364

Cost of sales	2,564	-	-	2,564
Depreciation and amortization	-	1,244	307	1,551
Share-based compensation	-	-	3,977	3,977
Other G&A expenses	-	69	5,314	5,383
Mine site maintenance	-	818	-	818
Foreign exchange (gain) loss	-	(5)	41	36
Loss on investments		1	2	3
Gain on embedded derivative asset	-	(5,489)	-	(5,489)
Other (income) loss	-	78	333	411

Segment income loss before taxes(i)	$(200)	$3,284	$(9,974)	$(6,890)

Total assets	$9,509	$125,878	$9,966	$145,353
Total liabilities	$2,898	$12,426	$3,359	$18,683

(i)	Represents consolidated loss before taxes.

24.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
Salaries and other short-term benefits	$1,942	$2,614
Share-based compensation	1,979	2,990

Total key management compensation	$3,921	$5,604

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

25.	COMMITMENTS

The Corporation’s commitments totaled approximately $1,071,000 as of December 31, 2020.

26.	SUBSEQUENT EVENTS

(a)	On January 4, 2021 the Corporation sold its NSR Royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4,500,000 resulting in a gain on sale of $4,500,000.

(b)	On January 28, 2021 the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share.